

Mail Stop 4720   September 1, 2011

Via Email
Mr. Donald J. Cronin
Chief Executive Officer
United Insurance Holdings Corp.
360 Central Avenue, Suite 900
St. Petersburg, Florida 33701

> **Re: United Insurance Holdings Corp.**
> **Form 10-K**
> **Filed March 17, 2011**
> **File No. 000-52833**

Dear Mr. Cronin:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

"As a property and casualty insurer, we may experience significant losses and our financial results may vary from period to period due to our exposure to catastrophic events and severe weather conditions." page 15

1. Please provide proposed revised risk factor disclosure that addresses the issue of climate change and the company's belief as to whether the issue presents any increased risk to your operations and financial results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Legal Branch Chief, at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director